TATA

[redacted]

08000440

7th January 2008
BP/AD-M1/019

Bombay Stock Exchange Ltd.
Corporate Relationship Department
Rotunda Building, First Floor
New Trading Ring, P J Towers
Dalal Street
Mumbai 400 001

SEC
Mail Processing
Section

JAN 22 2008

Washington, DC
102

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 29th January 2008 to *inter alia* consider and take on record the audited financial results for the quarter ended 31st December 2007.

Yours faithfully,
For The Tata Power Co. Ltd.

Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

END